Tesoro Logistics LP
19100 Ridgewood Parkway
San Antonio, Texas 78259-1828
April 13, 2011
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

	Re:	Tesoro Logistics LP
Amendment No. 4 to Registration Statement on Form S-1
Filed April 4, 2011

Amendment No. 5 to Registration Statement on Form S-1
Filed April 6, 2011
File No. 333-171525
Ladies and Gentlemen:
     Set forth below are the responses of Tesoro Logistics LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 12, 2011 with respect to the Partnership’s Amendment No. 4 (“Amendment No. 4”) and Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-1 filed with the Commission on April 4, 2011, File No. 333-171525 (the “Registration Statement”).
     On April 12, 2011, we filed, through EDGAR, Amendment No. 6 to the Registration Statement (“Amendment No. 6”). For your convenience, we have hand delivered four copies of this letter, as well as four copies of Amendment No. 6 marked to show all changes made since Amendment No. 4.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 6, unless otherwise indicated.

Securities and Exchange Commission
April 13, 2011
Amendment No. 4 to Registration Statement on Form S-1
General
1.	We note your response to comment one in our letter dated April 7, 2011. Please include a price range in your next amendment.
Response: We acknowledge the Staff’s comment. We have revised the Registration Statement accordingly. Please see the cover page.
Use of Proceeds, page 46
2.	We note your response to comment five in our letter dated April 7, 2011, and reissue such comment with respect to your Use of Proceeds section. In that regard, we note that the revised disclosure was not provided for our review. In addition, please revise the proposed disclosure under the heading “Certain Related Party Transactions” to clarify the number of units that may be redeemed in connection with the over-allotment option.
Response: We acknowledge the Staff’s comment. We have revised the Registration Statement accordingly. Please see pages 46 and 137.
Omnibus Agreement, page 138
3.	We note your response to comment nine in our letter dated April 7, 2011, and we reissue the comment. The revised disclosure referenced in your response was not provided for our review.
Response: We acknowledge the Staff’s comment. We have revised the Registration Statement accordingly. Please see page 141.
Underwriting, page 198
4.	We note your response to comment 10 in our letter dated April 7, 2011. We note that you are not eligible to conduct an at-the-market offering. Please remove any language that suggests the units will be offered at a different price or on different terms than what is disclosed in the prospectus.
Response: We acknowledge the Staff’s comment. The representatives of the underwriters have informed us that, in accordance with the underwriting agreement, the common units will be sold pursuant to a firm commitment underwriting. Pursuant to the underwriting agreement, the underwriters are obligated to purchase from the Partnership all common units at a fixed price and with a stated gross spread, neither of which will change after execution of the underwriting agreement. Under standard offering procedures for firm commitment,

Securities and Exchange Commission
April 13, 2011
fixed price initial public offerings,[1] all of the common units are released for sale to the public at the fixed price indicated on the cover page of the prospectus. Once this fixed price offering has been made to the public for all common units and subscriptions have been received by the underwriters, the common units purchased by the underwriters that remain unsold can be sold at prices that may vary from the initial offering price. These changes do not affect the price per common unit paid to the Partnership and would be made only in the event that the underwriters are unable to distribute the entirety of the securities at the initial public offering price. In such an event, without the provisions referenced in the Underwriting section of the prospectus, underwriters would be unable to liquidate their positions relative to any unsold allotments. If the Staff’s position is that underwriters would be unable to sell securities at a reduced price following an attempt to sell the entirety of the offered securities at the fixed initial public offering price, the economic risks associated with underwriting would dramatically shift, resulting in the requirement of increased discounts to justify the additional incremental risks of underwriting fixed price offerings. We have revised the disclosure on page 198 of the Registration Statement to acknowledge the fact that the underwriters will make a bona fide effort to sell the common units to the public at the fixed initial public offering price prior to changing the offering price or other terms thereof. As we have indicated previously and reflected in the footnote below, we have discussed this issue with the internal legal staffs of the representatives of the underwriters and believe that this position is consistent with industry practice for fixed price firm commitment offerings conducted in the United States. Counsel for the underwriters has informed us that they would welcome an opportunity to discuss this issue with the Staff at its convenience.
Exhibit 8.1
5.	We note your response to comments 12 and 13 in our letter dated April 7, 2011. Please provide counsel’s justification for including the following excerpts or obtain a revised opinion that omits the quoted text below:
•	In the second paragraph on page two with respect to the sources from which counsel attributes the facts, assumptions and representations that form the basis of their opinion, “and in the Registration Statement, the Prospectus and the Officer’s Certificate.”
•	In the fifth paragraph on page two, counsel’s statement that the opinion may not be “furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity, for any purpose, without our prior written consent.”
Response: We acknowledge the Staff’s comment. With respect to the first bullet above, we have revised the opinion accordingly, please see Exhibit 8.1 filed with Amendment No. 6.

[1]	A survey of the initial public offerings of equity securities completed in past two months shows similar language to the language existing in Amendment No. 4 in each prospectus relating thereto. See CVR Partners, LP (April 7, 2011); Medgenics (April 7, 2011); OCZ Technologies (April 7, 2011); Golar LNG Partners LP (April 7, 2011); SandRidge Mississippian Trust I (April 6, 2011); Tranzyme, Inc. (April 4, 2011), Preferred Apartment Communities (March 31, 2011); GNC Holdings, Inc. (March 31, 2011); and MagnaChip Semiconductor Corporation (March 10, 2011). See also Corporate Finance and Securities Laws, McLaughlin and Johnson, footnote 92 (“The prospectus should state ‘After the initial public offering, the public offering price, concession and discount may be changed.” If it does, the price may be reduced or the concession increased – without stickering the prospectus – at any time after a bona fide effort to sell the securities at the initial public offering price.”); and Securities Regulation, Loss, Seligman and Paredes, 2. Firm Commitment Underwriting (“During the life of the underwriting syndicate, all of the underwriters and participating dealers make a concurrent public offering at a uniform (or fixed) price with uniform concessions at each level of the distribution. The purchase price paid to the issue and usually the initial public offering price to be paid by investors are agreed to by the issuer and the managing underwriters. Dealers’ concessions and discounts are determined by the managing underwriter. After the initial public offering, the manager often has a right (that is not customarily used) to change the offering price, concessions and discounts.”)

Securities and Exchange Commission
April 13, 2011
With respect to the second bullet, we note that use of the opinion is limited, and we believe that it is appropriate to include clarifying language. Because there are instances where a third party (other than a party contemplated by federal securities laws) may attempt to rely on the opinion, we believe it is critical to provide that only the issuer and the other persons contemplated by the federal securities laws (e.g. purchasers of the common units being offered) may rely on the opinion. For example, if another publicly-traded, master limited partnership were to purchase assets of Tesoro Logistics LP, the non-reliance language included in the opinion makes it clear that such purchaser will not be permitted to rely upon the opinion to conclude that such assets generate “qualifying income” under Section 7704 of the Internal Revenue Code. The opinion fully comports with Item 601(b)(8) of Regulation S-K in that the opinion “support[s] the tax matters and consequences to the shareholders as described in the filing” (emphasis added). We believe that the non-reliance language at issue is consistent with the intent of Item 601(b)(8) in clarifying which “shareholders” or “investors” may rely on the opinion and appropriately protects us and our counsel from any claims of implied acquiescence to reliance by potential parties that are neither intended nor permitted to rely on such opinion.
Exhibit 10.1
6.	We note your response to comment 14 in our letter dated April 7, 2011, and we reissue the comment. The revised disclosure referenced in your response was not provided for our review.
Response: We acknowledge the Staff’s comment and have filed the exhibits and schedules to the form of credit agreement. Please see Exhibit 10.1 re-filed with Amendment No. 6.

Securities and Exchange Commission
April 13, 2011
     We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very truly yours, TESORO LOGISTICS LP
By:	Tesoro Logistics GP, LLC,
its General Partner

By:	/s/ Charles S. Parrish
Charles S. Parrish Vice President, General Counsel and Secretary

cc:	Parker Morrill (via facsimile (703) 813-6982)
William N. Finnegan IV (Issuer’s counsel)
Brett E. Braden (Issuer’s counsel)
David P. Oelman (Underwriter’s counsel)
D. Alan Beck (Underwriter’s counsel)